SEC File Number: 0-12870
CUSIP Number: 31947W100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Chester County Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9 North High Street
Address of Principal Executive Office (Street and Number)

West Chester, Pennsylvania 19380
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in First Chester County Corporation’s (the “Company”) Current Report on Form 8-K, dated March 24, 2010, the Board of Directors, in consultation with management and its Audit Committee, determined that the financial statements contained in the Company’s Quarterly Reports on Form 10-Q as of and for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, could no longer be relied upon.  Further, subsequent to the quarter ended March 31, 2010, the Company discovered an error that resulted in the Company not obtaining fair valuations for certain additional loans held for sale during the first quarter of 2010.

The Company is currently in the process of investigating this error, whether it constitutes a material weakness and the process by which it will be remediated.  In addition, the Company is also currently completing the restatements of the financial statements described above, as well as its Annual Report on Form 10-K for the year ended December 31, 2009.  As a result, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 cannot, without unreasonable effort and expense, be filed on its due date or by the extended due date of such report.  The Company and its advisors are working diligently to complete and file the restatements, the Form 10-K and the Form 10-Q, but at this time the Company is unable to determine when those filings will occur.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Eric A. Segal	(484)	881-4333
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2009, and as noted above, will restate various other reports.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of declining asset quality, the Company expects to take a Provision for Loan and Lease Losses as of and for the three months ended March 31, 2010 of $4.9 million, which represents an increase of $3.5 million from March 31, 2009.  The Company cannot reasonably estimate its other results of operations at this time because they have not yet been finalized.

* * * * * * * * *

First Chester County Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

First Chester County Corporation

Date	May 11, 2010	By	/s/ Eric A. Segal
Eric A. Segal
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).